UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Diversified Energy Company plc

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Ordinary Shares, nominal (par) value £0.20 per share

(Title of Class of Securities)

G2891G 204

(CUSIP Number of Class of Securities)

Bradley G. Gray

Diversified Energy Company plc

1600 Corporate Drive

Birmingham, Alabama 35242

Telephone: +1 205 408 0909

(Name, address and telephone number of person authorized to receive notices and communication on behalf of the filing person)

Copies to:

Benjamin Sullivan Diversified Energy Company plc 1600 Corporate Drive Birmingham, Alabama 35242 Telephone: +1 205 408 0909	David J. Miller Ryan J. Lynch Latham & Watkins LLP 300 Colorado Street, Suite 2400 Austin, Texas 78701 +1 737 910 7300	Anna Ngo Latham & Watkins (London) LLP 99 Bishopsgate London EC2M 3XF United Kingdom +44 20 7710 1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☒	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO AMENDMENT NO. 1

This Amendment No. 1 (the “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by Diversified Energy Company plc (the “Company”) on February 26, 2024, in connection with the Company’s proposed return of capital to the holders of ordinary shares, par value £0.20 per share (the “Shares”), of the Company of approximately $42 million, which was proposed to be implemented by way of (i) the previously announced interim dividend of 4.375 cents per ordinary share of £0.01 in the Company for the three-month period ended September 30, 2023, payable on April 3, 2024 to shareholders who held Shares at the record date of March 1, 2024 (the “Q323 Dividend”) or (ii) for shareholders who elected to waive their Q323 Dividend entitlement in consideration for the ability to tender Shares in the Tender Offer, the Company offered (the “Offer”) to purchase for cash a maximum of approximately $42 million, in value, of Shares, without interest, less any applicable withholding taxes, with such purchases to be made by Stifel Nicolaus Europe Limited (“Stifel” or the “Counterparty Bank”) acting as principal, and on the terms and subject to the conditions described in the offer to purchase (together with any amendments or supplements hereto, the “Offer to Purchase”), a copy of which has been previously filed as Exhibit (a)(1) to this Schedule TO. The Offer was scheduled to expire at 10:00 a.m. (London Time) on March 27, 2024, unless extended or terminated (such date and time, the “Expiration Date”).

This Amendment No. 1 to Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Purchase.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, to the extent they incorporate by reference information contained in the Offer to Purchase, are hereby amended as follows:

Termination of Tender Offer

On March 19, 2024, the Company announced that it had terminated the Offer as a result of conflicting regulations in the United States and United Kingdom and pursuant to the condition precedent to the Tender Offer in the Circular that the Company has concluded, in its reasonable discretion, that the Tender Offer is not in compliance with applicable law in the United States, as described below.

The Company’s obligation to acquire shares pursuant to the Offer was subject to various terms and conditions as specified in the Offer to Purchase document that was distributed to holders, including conditions that specified that the Company shall not have concluded, in its reasonable discretion, that the Tender Offer or effecting the purchase of all tendered Shares is illegal or not in compliance with applicable law, or that necessary exemptions or approvals under applicable securities laws, are not available or not available on terms reasonably acceptable to the Company in respect of the Tender Offer and, if required under any such laws, the Company shall have received the necessary exemptions from, or waivers, of the appropriate courts or securities regulatory authorities in respect of the Tender Offer.

Under the terms of the Offer, each of the conditions specific in the Offer must be complied with or waived at or prior to the Closing Date and if any of the conditions are triggered, the Company shall promptly notify its shareholders whether or not the triggered condition has been waived. Accordingly, the Company has elected not to waive such condition and exercised its right to terminate and withdraw the Offer as a result of these triggering events having occurred.

As a result of this termination and withdrawal, no shares will be purchased in the Offer, and all shares previously tendered and not withdrawn will be promptly returned to tendering holders.

A copy of the press release issued by the Company on March 19, 2024 announcing the termination of the Offer is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.

Item 12. Exhibits.

The following exhibits are included or incorporated by reference in this Schedule TO:

Incorporation by Reference
Exhibit No.	Description	Form	File Number	Exhibit No.	Filing Date
(a)(1)(A)*	Offer to Purchase, dated February 26, 2024
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)	Press Release, dated February 15, 2024.	6-K	001-41870	99.1	February 15, 2024
(a)(5)(B)*	Press Release, dated February 26, 2024.
(a)(5)(C)**	Press Release, dated March 19, 2024.
(b)	Not Applicable.
(d)(1)*	Put and Call Option Agreement, dated February 26, 2024, by and between Diversified Energy Company plc and Stifel Nicolaus Europe Limited.
(d)(2)	Diversified Gas & Oil plc 2017 Equity Incentive Plan	20-F	001-41870	4.33	November 16, 2023
(d)(3)	Diversified Energy Company plc Employee Stock Purchase Plan	20-F	001-41870	4.34	November 16, 2023
(g)	Not Applicable.
(h)	Not Applicable.
107*	Filing Fee Table.

* **	Previously filed with the Schedule TO/I filed by the Company on February 26, 2024. Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Diversified Energy Company plc

/s/ Bradley G. Gray
Name:	Bradley G. Gray
Title:	President & Chief Financial Officer

Date: March 19, 2024